Filed Pursuant to Rule 424(b)(2)
Registration No. 333-287731
PROSPECTUS

AMÉRICA MÓVIL, S.A.B. DE C.V.
DEBT SECURITIES

Denominated and Payable in Mexican Pesos
We may from time to time offer debt securities denominated and payable in Mexican pesos (the “MXN notes”) pursuant to this prospectus. This prospectus describes some of the general terms that may apply to the MXN notes and the general manner in which they may be offered. The MXN notes offered hereby may also be sold by one or more selling holders to be identified in the applicable supplement to this prospectus and their respective transferees, distributes, pledgees, assignees or other successors from time to time. When we or such selling holders offer or sell MXN notes, the specific terms of each series of MXN notes, the offering price and the specific manner in which they may be offered will be described in a prospectus supplement to this prospectus.
We may offer and sell and any selling holder may sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution for that offering. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.
We may also concurrently offer and sell the MXN notes in Mexico pursuant to a prospectus that will be subject to approval by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”). The MXN notes will be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the CNBV.
To the extent that any selling holder sells any securities, the selling holder may be required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the selling holder and the terms of the securities being sold.

Investment in the MXN notes involves risks. See “Risk Factors” beginning on page 5 of this prospectus and the “Risk Factors” section in any applicable prospectus supplement, for a discussion of the factors you should consider carefully before deciding to purchase our securities.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
THIS PROSPECTUS IS SOLELY OUR RESPONSIBILITY AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV. THE TERMS AND CONDITIONS OF ANY OFFER OF THE MXN NOTES OUTSIDE OF MEXICO WILL BE NOTIFIED TO THE CNBV FOR INFORMATIONAL PURPOSES ONLY AND SUCH NOTICE DOES NOT CONSTITUTE A CERTIFICATION AS TO THE INVESTMENT VALUE OF THE MXN NOTES OR OUR SOLVENCY. THE REGISTRATION OF THE MXN NOTES WITH THE MEXICAN NATIONAL SECURITIES REGISTRY DOES NOT IMPLY ANY CERTIFICATION AS TO THE INVESTMENT VALUE OF THE MXN NOTES, OUR SOLVENCY OR THE ACCURACY OF THE INFORMATION CONTAINED HEREIN, AND DOES NOT VALIDATE ANY ACT DONE IN VIOLATION OF APPLICABLE LAWS.
June 3, 2025

We are responsible for the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein. We have not authorized any person to provide you any other information, and we take no responsibility for any other information that others may give you. This document may only be used where it is legal to sell the MXN notes. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither we are nor any selling holder is making an offer of the MXN notes in any jurisdiction where the offer is not permitted.
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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this process, América Móvil, S.A.B. de C.V. may from time to time offer and sell debt securities in one or more offerings. No limit exists on the aggregate amount of the securities we or any selling holder may sell pursuant to the registration statement to which this prospectus forms a part.
As used in this prospectus, “América Móvil,” “we,” “our” and “us” refer to América Móvil, S.A.B. de C.V. and its consolidated subsidiaries, unless the context otherwise requires or unless otherwise specified.
This prospectus only provides a general description of the MXN notes. Each time we offer or distribute MXN notes, we will prepare a prospectus supplement containing specific information about the particular offering and the terms of the MXN notes, including, as applicable, the identity of any selling holder that may sell MXN Notes offered or distributed hereunder. We may also add, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement, which includes this prospectus, that we filed with the SEC also includes exhibits that provide more detail on the matters discussed in this prospectus.
Before you invest in the MXN notes, you should read this prospectus, any accompanying prospectus supplement and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

IMPORTANT CURRENCY INFORMATION
You are required to pay for the purchase of the MXN notes in Mexican pesos. The selling holder or any agent or underwriter may, in its discretion and upon your request, arrange for the conversion of your payment in U.S. dollars or another currency into Mexican pesos in order to facilitate the purchase of the MXN notes. All conversions will be made by the selling holder or the agents, underwriters or dealers used in the sale of the MXN notes at the applicable exchange rate quoted by them in their absolute discretion and on the terms that they may from time to time establish in accordance with their regular foreign exchange practice. You will be responsible for paying all commissions and fees for any currency conversion related to the purchase of the MXN notes.
We will make all payments on the MXN notes, including payments of interest and the payment of principal at maturity, in Mexican pesos. Consequently, investors with accounts that cannot accept payments on the MXN notes in Mexican pesos must determine how to convert these payments into U.S. dollars or another currency. Your financial institution may automatically convert payments from Mexican pesos into U.S. dollars or another currency if you do not arrange for account facilities denominated in Mexican pesos. You will be responsible for paying all commissions and fees for any currency conversion related to any payment on the MXN notes.

FORWARD-LOOKING STATEMENTS
Some of the information contained or incorporated by reference in this prospectus may constitute “forward- looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:
•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;
•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;
•	statements concerning regulation or regulatory developments;
•	the impact of public health crises;
•	statements about our future economic performance or that of Mexico or other countries in which we operate;
•	statements about competitive developments in the telecommunications sector;
•	other descriptions of factors and trends affecting the telecommunications industry generally and our financial condition in particular; and
•	statements of assumptions underlying the foregoing statements.
We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our most recent annual report on 20-F, which is incorporated in this prospectus by reference, as well as in any reports on Form 6-K that may be incorporated by reference in this prospectus or a prospectus supplement. They include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, technological improvements, the impact of public health crises, customer demand and competition. See “Where You Can Find More Information” for information about how to obtain a copy of these documents. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.
Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMERICA MOVIL
América Móvil provides telecommunications services in 23 countries. We are a leading telecommunications service provider in Latin America. Our largest operations are in Mexico and Brazil, and we also have operations in 16 other countries in the Americas and seven countries in Central and Eastern Europe. As of December 31, 2024, we had approximately 322.6 million wireless subscribers and 77.9 million fixed revenue generating units.
América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Alcaldía Miguel Hidalgo, 11529, Mexico City, Mexico. Our telephone number at this location is (5255) 2581-4449.

RISK FACTORS
We have set forth risk factors in our most recent annual report on Form 20-F, which is incorporated by reference in this prospectus. We have also set forth below certain additional risk factors that relate specifically to the MXN notes. We may include further risk factors in more recent reports on Form 6-K incorporated by reference in this prospectus or in a prospectus supplement. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in this prospectus.
Risks Relating to the MXN Notes
There may not be a liquid trading market
If an active market for our MXN notes does not develop, the price of the MXN notes and the ability of a holder of MXN notes to find a ready buyer will be adversely affected. We cannot assure you as to the liquidity of any trading market for the MXN notes.
Creditors of our subsidiaries will have priority over the holders of our MXN notes in claims to assets of our subsidiaries
Our MXN notes will be obligations of América Móvil and not any of our subsidiaries. We conduct substantially all of our business and hold substantially all of our assets through our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors and bank and other lenders, will have priority over the holders of the MXN notes in claims to assets of our subsidiaries. Our ability to meet our obligations, including under the MXN notes, will depend, in significant part, on our receipt of cash dividends, advances and other payments from our subsidiaries.
Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), a wholly-owned subsidiary. As of December 31, 2024, the aggregate principal amount of debt guaranteed by Telcel was Ps.104.0 billion. The guarantees provide that, in case of the failure of América Móvil to punctually make payment of any principal, premium, interest, additional amounts or any other amounts that may become payable by América Móvil in respect of the notes, Telcel agrees to immediately pay the amount that is due and required to be paid.
Our obligations under the MXN notes would be converted in the event of bankruptcy
Under Mexico’s Law on Commercial Reorganization (Ley de Concursos Mercantiles), if we were declared bankrupt or in bankruptcy reorganization (concurso mercantil), our obligations under the MXN notes:
•	would be converted into Mexican pesos and then from Mexican pesos into inflation-adjusted units, called Unidades de Inversión;
•	would be satisfied at the time claims of all our creditors are satisfied;
•	would be subject to the outcome of, and priorities recognized in, the relevant proceedings;
•	would cease to accrue interest; and
•	would not be adjusted to take into account any depreciation of the Mexican peso against the U.S. dollar or other currency occurring after such declaration.
Risks Relating to Mexican Pesos as Currency of Payments
There are risks inherent in investments in securities denominated and payable in Mexican pesos for an investor whose home currency is not Mexican pesos
You should consult your financial, legal and tax advisers as to the specific risks of investing in securities that are denominated and payable in a currency other than the currency of the country in which you are resident or in which you conduct your business. We refer to the currency of your home country as your “home currency.” For U.S. investors, the U.S. dollar would be the home currency. The MXN notes are not appropriate investments for investors who do not understand foreign currency exchange risks.

Any depreciation of the Mexican peso against your home currency will reduce the effective yield on the MXN notes in home currency terms, and the amount payable at maturity may be less than your investment in home country terms, resulting in a loss to you
Exchange rates between the Mexican peso and other currencies vary significantly from period to period. Historical exchange rates are not necessarily indicative of future changes in rates and should not be relied upon as indicative of future trends.
Exchange rates can be volatile and unpredictable. If the Mexican peso depreciates against your home currency, the effective yield on the MXN notes, measured in your home currency, will be less than the nominal yield on the MXN notes, and the amount payable on the MXN notes at maturity may be less than your investment in home currency terms, resulting in a loss to you. Depreciation of the Mexican peso against other currencies could also adversely affect the market value of the MXN notes.
Mexican governmental policy and other factors could adversely affect the exchange rate between the Mexican peso and your home currency, which could adversely affect your investment in the MXN notes
Mexican governmental policy or action could adversely affect the exchange rate between the Mexican peso and other currencies, which may, in turn, negatively affect the market value of the MXN notes as well as, in home currency terms, the yield on the MXN notes and the amount payable on the MXN notes at maturity. Thus, a special risk in purchasing the MXN notes is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the MXN notes in the event that the exchange rate between Mexican pesos and any other currency should become fixed. Nor will there be any offsetting adjustment or change in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Mexican peso.
Exchange rate movements are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the Mexican peso or other currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Mexico and elsewhere, including: (i) existing and expected rate of inflation; (ii) existing and expected interest rate levels; (iii) levels of interest rate and exchange rate volatility, which impact currency bid/offer spreads; (iv) balance of payments; and (v) the extent of governmental surpluses or deficits in Mexico and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Mexico and the United States and other countries important to international trade and finance. Fluctuations in the exchange rates between the Mexican peso and your home currency could affect the value of your interest and principal payments measured in your home currency as well as the value of the MXN notes in the secondary market.
Exchange controls could impair our ability to make payments or negatively affect payments on the MXN notes
The Mexican government currently does not restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into another currency or to transfer other currencies out of Mexico. However, the government could institute restrictive exchange rate policies or regulations which could result in depreciation of the Mexican peso against your home currency, resulting in a reduced yield to holders of the MXN notes, a possible loss on your investment in the MXN notes and a possible decline in the market value of the MXN notes. If any such exchange policies or regulations become effective, holders of the MXN notes may not be able to convert the Mexican peso proceeds of sales of the MXN notes into foreign currencies for repatriation, which could have a material adverse effect on their investment and the value of the MXN notes, as well as in their use of Mexican peso payments on the MXN notes.

USE OF PROCEEDS
Unless otherwise disclosed in a prospectus supplement with respect to a particular offering of MXN Notes, we intend to use the net proceeds from the sale of the MXN notes for general corporate purposes.
Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from MXN notes sold by a selling holder.

DESCRIPTION OF MXN NOTES
Unless otherwise specified in the applicable prospectus supplement, the MXN notes will be issued under a base indenture, dated as of October 1, 2018 (the “base indenture”), and supplemental indentures relating to particular series of MXN notes (collectively, the “indenture”). The indenture is an agreement among us, Citibank, N.A., as trustee, registrar and transfer agent, and Citibank, N.A., London Branch, as paying agent, and any other applicable party thereto.
Some of our outstanding debt securities that were issued in the Mexican and international markets are guaranteed by Telcel. In addition, some securities we have issued in the Mexican and international markets provide for a covenant and events of default relating to Telcel (specifically, relating to our continued control of Telcel and to defaults or insolvency events involving Telcel) that are not included in our MXN notes offered by this prospectus.
This section summarizes the material terms that are common to all series of MXN notes issued by América Móvil under the indenture, unless otherwise indicated in this section or in the prospectus supplement relating to a particular series of MXN notes. We will describe the particular terms of each series of MXN notes offered in a supplement to this prospectus.
Because this section is a summary, it does not describe every aspect of the MXN notes and the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including the definition of various terms used in the indenture. For example, we describe the meanings for only the more important terms that have been given special meanings in the indenture. We also include references in parentheses to some sections of the base indenture.
The indenture and the documents relating to each series of MXN notes will together contain the full legal text of the matters summarized in this section. We have incorporated by reference the base indenture as exhibit 4.1 to the registration statement of which this prospectus forms a part. We will file a copy of the supplemental indenture relating to each series of MXN notes with the SEC. Upon request, we will provide you with a copy of the indenture and supplemental indentures. See “Where You Can Find More Information” for information concerning how to obtain a copy.
In this section, references to “we,” “us” and “our” are to América Móvil, S.A.B. de C.V. only and not to our subsidiaries or affiliates. References to “holders” mean those who have MXN notes registered in their names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in MXN notes issued in book-entry form or in MXN notes registered in street name. Owners of beneficial interests in MXN notes should refer to “Form of MXN notes, Clearing and Settlement.”
The MXN notes will be issued in one or more series. The following discussion of provisions of the MXN notes, including, among others, the discussion of provisions described under “—Optional Redemption,” “—Defaults, Remedies and Waiver of Defaults,” “—Modification and Waiver” and “—Defeasance,” applies separately to each individual series of MXN notes.
General
Trustee
The trustee has the following two main roles:
•
First, the trustee can enforce the rights of holders against us if we default in respect of the MXN notes. There are some limitations on the extent to which the trustee acts on behalf of holders, which we describe under “—Defaults, Remedies and Waiver of Defaults.”

•	Second, the trustee performs administrative duties for us, such as making interest payments and sending notices to holders of MXN notes.
Ranking of the MXN notes
We are a holding company and our principal assets are shares that we hold in our subsidiaries. Our MXN notes will not be secured by any of our assets or properties. As a result, by owning the MXN notes, holders will be one of our unsecured creditors. The MXN notes will not be subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the MXN notes would rank equally in right of payment with all our other unsecured and unsubordinated debt.

The MXN notes will not be guaranteed by any of our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors and bank and other lenders, will have priority over the holders of the MXN notes in claims to assets of our subsidiaries. Some of our outstanding debt securities that were issued in the Mexican and international markets are guaranteed by Telcel. Accordingly, the holders of those outstanding debt securities will have priority over the holders of the MXN notes with respect to claims to the assets of Telcel. In addition, some securities we have issued in the Mexican and international markets provide for a covenant and events of default relating to Telcel (specifically, relating to our continued control of Telcel and to defaults or insolvency events involving Telcel) that are not included in our MXN notes offered by this prospectus.
Stated Maturity and Maturity
The day on which the principal amount of the MXN notes is scheduled to become due is called the “stated maturity” of the principal. The principal may become due before the stated maturity by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.
We also use the terms “stated maturity” and “maturity” to refer to the dates when interest payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the MXN notes without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.
Payments of Interest
The MXN notes will bear interest at a fixed or floating rate. If the MXN notes bear interest at a floating rate, the floating interest rate formula will be based on one or more base rates plus or minus a fixed amount or multiplied by a specified percentage.
Form and Denominations
The MXN notes will be issued only in registered form without coupons and in minimum denominations of Ps.2,000,000 principal amount and integral multiples of Ps.10,000 in excess thereof, unless otherwise specified in the applicable prospectus supplement.
Except in limited circumstances, the MXN notes will be issued in the form of global debt securities. See “Form of MXN Notes, Clearing and Settlement.”
Further Issues
Unless otherwise specified in the applicable prospectus supplement, we reserve the right, from time to time without the consent of holders of the MXN notes, to issue additional MXN notes on terms and conditions identical to those of the previously issued MXN notes of a series (except for issue date, issue price and the date from which interest will accrue and, if applicable, first be paid), which additional MXN notes will increase the aggregate principal amount of, and will be consolidated and form a single series with, the MXN notes of that series. (Section 203)
Payment Provisions
Payment of Purchase Price
Holders are required to pay for the purchase of MXN notes in Mexican pesos. The agents or the underwriters may, in their discretion and upon the request of holders, arrange for the conversion of a payment in U.S. dollars or another currency into Mexican pesos in order to facilitate the purchase of MXN notes. All conversions will be made by the agents or the underwriters at the applicable exchange rate quoted by them in their absolute discretion and on the terms that they may from time to time establish in accordance with their regular foreign exchange practice. Holders will be responsible for paying all commissions and fees for any currency conversion related to the purchase of MXN notes.
Currency of Payments
We will pay principal, interest, additional interest and any other amounts due in respect of the MXN notes in Mexican pesos. Holders with accounts that cannot accept payments on the MXN notes in Mexican pesos must determine how to convert these payments into U.S. dollars or another currency. The financial institution of any holder may automatically convert payments from Mexican pesos into U.S. dollars or another currency if such holder does not arrange for Mexican pesos denominated account facilities. Holders will be responsible for paying all commissions and fees related to any currency conversion with respect to any payment on the MXN notes.
Payments on MXN Notes
We will pay interest on the MXN notes on the interest payment dates stated in the applicable prospectus supplement and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment or, if none has been paid or made available for payment, from the issue date, to but excluding the relevant payment date.
For interest due on MXN notes on an interest payment date, we will pay the interest to the holder in whose name the MXN notes are registered at the close of business on the regular record date relating to the interest payment date. For interest due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the MXN note. For principal due on MXN notes at maturity, we will pay the amount to the holder of the MXN notes against surrender of the MXN notes at the proper place of payment. (Section 306)
Unless otherwise specified in the applicable prospectus supplement, we will compute interest on MXN notes bearing interest at a fixed rate on the basis of a 360-day year of twelve 30-day months. (Section 309)
The regular record dates relating to the interest payment dates for any series of MXN notes will be set forth in the applicable prospectus supplement.
Payments on Global MXN Notes. For MXN notes issued in global form, we will make payments on the MXN notes in accordance with the applicable procedures of the depositary as in effect from time to time. (Section 1002) Under those procedures, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in a global MXN note. An indirect holder’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.
Payments on Certificated MXN Notes. For MXN notes issued in certificated form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at the holder’s address shown on the trustee’s records as of the close of business on the regular record date, and we will make all other payments by check to the paying agent described below, against surrender of the MXN note. All payments by check may be made in next-day funds, that is, funds that become available on the day after the check is cashed. If we issue MXN notes in certificated form, holders of MXN notes in certificated form will be able to receive payments of principal and interest on their MXN notes at the office of our paying agent maintained in London. (Sections 202 and 306)
Payment When Offices Are Closed
If any payment is due on a MXN note on a day that is not a business day, we will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the MXN notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day. (Section 114)
“Business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is (a) not a day on which banking institutions in New York City, London or Mexico City generally are authorized or obligated by law, regulation or executive order to close and (b) a day on which banks and financial institutions in Mexico are open for business with the general public. (Section 101)
Paying Agents
If we issue MXN notes in certificated form, we may appoint one or more financial institutions to act as our paying agents, at whose designated offices the MXN notes may be surrendered for payment at their maturity. We may add, replace or terminate paying agents from time to time; provided that if any MXN notes are issued in certificated form, so long as such MXN notes are outstanding, we will maintain a paying agent in London. We may also choose to act as our own paying agent. Initially, we have appointed Citibank, N.A., London Branch, at its corporate trust office in London, as a paying agent. We must notify holders of changes in the paying agents as described under “—Notices.”

Unclaimed Payments
All money paid by us to the trustee or any paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any paying agent or anyone else. (Section 1003)
Payment of Additional Interest
We are required by Mexican law to withhold Mexican income taxes from payments of interest to holders of MXN notes who are not residents of Mexico for tax purposes as described under “Taxation—Mexican Tax Considerations.”
We will pay to holders of the MXN notes all additional interest that may be necessary so that every net payment of interest or principal or premium to the holder will not be less than the amount provided for in the MXN notes. By net payment, we mean the amount that we or our paying agent will pay the holder after withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed or levied with respect to that payment by a Mexican taxing authority.
Our obligation to pay additional interest is, however, subject to several important exceptions. We will not pay additional interest to or on behalf of any holder or beneficial owner, or to the trustee, for or on account of any of the following:
•
any taxes, duties, assessments or other governmental charges imposed solely because at any time there is or was a connection between the holder and Mexico (other than the mere receipt of a payment or the ownership or holding of a MXN note);

•
any taxes, duties, assessments or other governmental charges imposed solely because the holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of the holder or any beneficial owner of a MXN note if compliance is required by law, regulation or by an applicable income tax treaty to which Mexico is a party, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and we have given the holders at least 30 calendar days’ notice prior to the first payment date with respect to which such certification, identification or reporting requirement is required to the effect that holders will be required to provide such information and identification;

•
any taxes, duties, assessments or other governmental charges with respect to a MXN note presented for payment more than 15 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders, whichever occurs later, except to the extent that the holders of such MXN note would have been entitled to such additional interest on presenting such MXN note for payment on any date during such 15-day period;

•	any estate, inheritance, gift or other similar tax, assessment or other governmental charge imposed with respect to the MXN notes;
•	any tax, duty, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the MXN notes;
•
any payment on a MXN note to a holder that is a fiduciary or partnership or a person other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of the payment would not have been entitled to the additional interest had the beneficiary, settlor, member or beneficial owner been the holder of such MXN note; and

•	any combination of the items in the bullet points above. (Section 1009)
The limitations on our obligations to pay additional interest described in the second bullet point above will not apply if the provision of information, documentation or other evidence described in that bullet point would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a MXN note, taking into account any relevant differences between U.S. and Mexican law, regulation or administrative practice, than comparable information or other reporting requirements imposed under U.S. tax law (including the United States/Mexico Income Tax Treaty), regulations (including proposed regulations) and administrative practice. (Section 1009(a))
Applicable Mexican laws and regulations (including Article 166, Section II, subsection (a) of the Mexican Income Tax Law or any substantially similar successor provision, whether included in any law or regulation) currently allow us to withhold at a reduced rate, provided that we comply with certain information reporting requirements. Accordingly, the limitations on our obligations to pay additional interest described in the second bullet point above also will not apply unless (a) the provision of the information, documentation or other evidence described in that bullet point is expressly required by the applicable Mexican laws and regulations (including Article 166, Section II, subsection (a) of the Mexican Income Tax Law or any substantially similar successor provision, whether included in any law or regulation), (b) we cannot obtain the information, documentation or other evidence necessary to comply with the applicable Mexican laws and regulations on our own through reasonable diligence and (c) we otherwise would meet the requirements for application of the applicable Mexican laws and regulations (including Article 166, Section II, subsection (a) of the Mexican Income Tax Law or any substantially similar successor provision, whether included in any law or regulation).
In addition, the limitation described in the second bullet point above does not require that any person, including any non-Mexican pension fund, retirement fund or financial institution, register with the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to establish eligibility for an exemption from, or a reduction of, Mexican withholding tax.
We will remit the full amount of any Mexican taxes withheld to the applicable Mexican taxing authorities in accordance with applicable law. We will also provide the trustee with documentation satisfactory to the trustee evidencing the payment of Mexican taxes in respect of which we have paid any additional interest. We will provide copies of such documentation to the holders of the MXN notes or the relevant paying agent upon request. (Section 1009(a))
In the event that additional interest actually paid with respect to the MXN notes pursuant to the preceding paragraphs is based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such MXN notes, and as a result thereof such holder is entitled to make a claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such MXN notes, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such excess to us. However, by making such assignment, the holder makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto. (Section 1009(d))
Any reference in this prospectus, the base indenture, any applicable supplemental indenture or the MXN notes to principal, premium, if any, interest or any other amount payable in respect of the MXN notes by us will be deemed also to refer to any additional interest that may be payable with respect to that amount under the obligations referred to in this subsection. (Section 1009(e))
Optional Redemption
We will not be permitted to redeem the MXN notes before their stated maturity, except as set forth below. The MXN notes will not be entitled to the benefit of any sinking fund—meaning that we will not deposit money on a regular basis into any separate account to repay the MXN notes. In addition, holders will not be entitled to require us to repurchase their MXN notes from them before the stated maturity. (Section 1101(a))
Optional Redemption
If so indicated in the applicable prospectus supplement, we will be entitled, at our option, to redeem some or all of the outstanding MXN notes of any series from time to time at the redemption price set forth in the applicable prospectus supplement. If the MXN notes of a series are redeemable only on or after a specified date or upon the satisfaction of additional conditions, the prospectus supplement will specify the date or describe the conditions.
In each case we will also pay holders accrued and unpaid interest, if any, through the redemption date. MXN notes will stop bearing interest on the redemption date, even if holders do not collect their money. (Sections 301,1101 and 1104)

Redemption for Taxation Reasons
If, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Mexico or any political subdivision or taxing authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation or application of such laws, rules or regulations, which amendment to or change of such laws, rules or regulations becomes effective on or after the date on which the MXN notes of any series are issued, we would be obligated, after taking such measures as we may consider reasonable to avoid this requirement, to pay additional interest in excess of the additional interest attributable to a Mexican withholding tax rate of 4.9% with respect to the MXN notes of that series (see “—Payment of Additional Interest” and “Taxation—Mexican Tax Considerations”), then, at our option, all, but not less than all, of the MXN notes of that series may be redeemed at any time on giving not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the outstanding principal amount of the MXN notes being redeemed, plus accrued and unpaid interest, any premium applicable in the case of a redemption prior to maturity and any additional interest due thereon up to but not including the date of redemption; provided, however, that (1) no notice of redemption for tax reasons may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay such additional interest if a payment on the MXN notes of that series were then due and (2) at the time such notice of redemption is given such obligation to pay such additional interest remains in effect. (Section 1101(c))
Prior to the publication of any notice of redemption for taxation reasons, we will deliver to the trustee:
•
a certificate signed by one of our duly authorized representatives stating that we are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to our right of redemption for taxation reasons have occurred; and

•
an opinion of Mexican legal counsel (which may be our counsel) of recognized standing to the effect that we have or will become obligated to pay such additional interest as a result of such change or amendment. (Section 1101(d))

This notice, after it is delivered to the holders, will be irrevocable. (Section 1102)
Covenants
The following covenants will apply to us and certain of our subsidiaries for so long as any MXN note remains outstanding. These covenants restrict our ability and the ability of these subsidiaries to enter into certain transactions. However, these covenants do not limit our ability to incur indebtedness or require us to comply with financial ratios or to maintain specified levels of net worth or liquidity.
Limitation on Liens
We may not, and we may not allow any of our restricted subsidiaries to, create, incur, issue or assume any liens on our restricted property to secure debt where the debt secured by such liens, plus the aggregate amount of our attributable debt and that of our restricted subsidiaries in respect of sale and leaseback transactions, would exceed an amount equal to an aggregate of 15% of our Consolidated Net Tangible Assets unless we secure the MXN notes equally with, or prior to, the debt secured by such liens. This restriction will not, however, apply to the following:
•	liens on restricted property acquired and existing on the date the property was acquired or arising after such acquisition pursuant to contractual commitments entered into prior to such acquisition;
•
liens on any restricted property securing debt incurred or assumed for the purpose of financing its purchase price or the cost of its construction, improvement or repair; provided that such lien attaches to the restricted property within 12 months of its acquisition or the completion of its construction, improvement or repair and does not attach to any other restricted property;

•
liens existing on any restricted property of any restricted subsidiary prior to the time that the restricted subsidiary became a subsidiary of ours or liens arising after that time under contractual commitments entered into prior to and not in contemplation of that event;

•	liens on any restricted property securing debt owed by a subsidiary of ours to us or to another of our subsidiaries; and

•
liens arising out of the refinancing, extension, renewal or refunding of any debt described above; provided that the aggregate principal amount of such debt is not increased and such lien does not extend to any additional restricted property. (Section 1006)

“Consolidated Net Tangible Assets” means total consolidated assets less (1) all current liabilities, (2) all goodwill, (3) all trade names, trademarks, patents and other intellectual property assets and (4) all licenses, each as set forth on our most recent consolidated balance sheet and computed in accordance with International Financial Reporting Standards (“IFRS”). (Section 101)
“Restricted property” means (1) any exchange and transmission equipment, switches, cellular base stations, microcells, local links, repeaters and related facilities, whether owned as of the date of the indenture or acquired after that date, used in connection with the provision of telecommunications services in Mexico, including any land, buildings, structures and other equipment or fixtures that constitute any such facility, owned by us or our restricted subsidiaries and (2) any share of capital stock of any restricted subsidiary. (Section 101)
“Restricted subsidiaries” means our subsidiaries that own restricted property. (Section 101)
Limitation on Sales and Leasebacks
We may not, and we may not allow any of our restricted subsidiaries to, enter into any sale and leaseback transaction without effectively providing that the MXN notes will be secured equally and ratably with or prior to the sale and leaseback transaction, unless:
•
the aggregate principal amount of all debt then outstanding that is secured by any lien on any restricted property that does not ratably secure the MXN notes (excluding any secured indebtedness permitted under “—Limitation on Liens”) plus the aggregate amount of our attributable debt and the attributable debt of our restricted subsidiaries in respect of sale and leaseback transactions then outstanding (other than any sale and leaseback transaction permitted under the following bullet point) would not exceed an amount equal to 15% of our Consolidated Net Tangible Assets; or

•
we or one of our restricted subsidiaries, within 12 months of the sale and leaseback transaction, retire an amount of our secured debt which is not subordinate to the MXN notes in an amount equal to the greater of (1) the net proceeds of the sale or transfer of the property or other assets that are the subject of the sale and leaseback transaction and (2) the fair market value of the restricted property leased. (Section 1008)

“Sale and leaseback transaction” means an arrangement between us or one of our restricted subsidiaries and a bank, insurance company or other lender or investor where we or our restricted subsidiary leases a restricted property for an initial term of three years or more that was or will be sold by us or our restricted subsidiary to that lender or investor for a sale price of U.S.$ 1 million (or its equivalent in other currencies) or more. (Section 101)
“Attributable debt” means, with respect to any sale and leaseback transaction, the lesser of (1) the fair market value of the asset subject to such transaction and (2) the present value, discounted at a rate per annum equal to the discount rate inherent in the applicable lease, of the obligations of the lessee for net rental payments (excluding, amounts on account of maintenance and repairs, insurance, taxes, assessments and similar charges and contingent rents) during the term of the lease (as determined in good faith by us in accordance with IFRS). (Section 101)
Provision of Information
We will furnish the trustee with copies of our annual report and the information, documents and other reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including our annual reports on Form 20-F and reports on Form 6-K, within 15 days after we file them with the SEC. In addition, we will make the same information, documents and other reports available, at our expense, to holders who so request in writing. (Section 1005)
In the event that, in the future, we are not required to file such information, documents or other reports pursuant to Section 13 or 15(d) of the Exchange Act, we will furnish on a reasonably prompt basis to the trustee and holders who so request in writing, substantially the same financial and other information that we would be required to include and file in an annual report on Form 20-F and reports on Form 6-K. (Section 1005)

If we become aware that a default or event of default or an event that with notice or the lapse of time would be an event of default has occurred and is continuing, as the case may be, we will deliver a certificate to the trustee describing the details thereof and the action we are taking or propose to take. (Section 1004)
Merger, Consolidation or Sale of Assets
We may not consolidate with or merge into any other person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of our assets and properties and may not permit any person to consolidate with or merge into us, unless all of the following conditions are met:
•
if we are not the successor person in the transaction, the successor is organized and validly existing under the laws of Mexico or the United States or any political subdivision thereof and expressly assumes our obligations under the MXN notes or the indenture;

•
immediately after the transaction, no default under the MXN notes has occurred and is continuing. For this purpose, “default under the MXN notes” means an event of default or an event that would be an event of default with respect to the MXN notes if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. See “—Defaults, Remedies and Waiver of Defaults”; and

•	we have delivered to the trustee an officer’s certificate and opinion of counsel, each stating, among other things, that the transaction complies with the indenture. (Section 801)
If the conditions described above are satisfied, we will not have to obtain the approval of the holders in order to merge or consolidate or to sell or otherwise dispose of our properties and assets substantially as an entirety. In addition, these conditions will apply only if we wish to merge into or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets and properties. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another person, any transaction that involves a change of control of our company, but in which we do not merge or consolidate, or any transaction in which we sell or otherwise dispose of less than substantially all our assets.
Defaults, Remedies and Waiver of Defaults
Holders will have special rights if an event of default with respect to the MXN notes they hold occurs and is not cured, as described below.
Events of Default
Each of the following will be an “event of default” with respect to the MXN notes of any series:
•	we fail to pay interest on any MXN note of that series within 30 days after its due date;
•	we fail to pay the principal or premium, if any, of any MXN note of that series on its due date;
•
we remain in breach of any covenant in the indenture for the benefit of holders of the MXN notes of that series for 60 days after we receive a notice of default (sent by the trustee or the holders of not less than 25% in principal amount of the MXN notes of that series) stating that we are in breach;

•
we experience a default or event of default under any instrument relating to debt having an aggregate principal amount exceeding U.S.$50 million (or its equivalent in other currencies) that constitutes a failure to pay principal or interest when due or results in the acceleration of the debt prior to its maturity;

•	a final judgment is rendered against us in an aggregate amount in excess of U.S.$50 million (or its equivalent in other currencies) that is not discharged or bonded in full within 30 days; or
•	we file for bankruptcy, or other events of bankruptcy, insolvency or reorganization or similar proceedings occur relating to us.
Remedies Upon Event of Default
If an event of default with respect to the MXN notes of any series occurs and is not cured or waived, the trustee, at the written request of holders of not less than 25% in principal amount of the MXN notes of that series, may declare the entire principal amount of all the MXN notes of that series to be due and payable immediately, and upon any such declaration the principal, any accrued interest and any additional interest shall become due and payable. If, however, an event of default occurs because of a bankruptcy, insolvency or reorganization relating to us, the entire principal amount of all the MXN notes of that series and any accrued interest and any additional interest will be automatically accelerated, without any action by the trustee or any holder and any principal, interest or additional interest will become immediately due and payable. (Section 502)
Each of the situations described in the preceding paragraph is called an acceleration of the maturity of the MXN notes. If the maturity of the MXN notes of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the MXN notes of that series may cancel the acceleration for all the MXN notes of that series, provided that all amounts then due (other than amounts due solely because of such acceleration) have been paid and all other defaults with respect to the MXN notes of that series have been cured or waived. (Section 502)
If any event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use under the circumstances in conducting his or her own affairs.
Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection, known as indemnity and/ or security, from expenses and liability. If the trustee receives an indemnity and/or security that is satisfactory to it, the holders of a majority in principal amount of the MXN notes of any series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the MXN notes of that series. (Sections 512 and 603(e))
Before holders bypass the trustee and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the MXN notes of any series, the following must occur:
•	such holders must give the trustee written notice that an event of default has occurred and the event of default has not been cured or waived;
•
the holders of not less than 25% in principal amount of the MXN notes of that series must make a written request that the trustee take action with respect to the MXN notes of that series because of the default and they or other holders must offer to the trustee indemnity and/or security satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and
•
during those 60 days, the holders of a majority in principal amount of the MXN notes of that series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the MXN notes of that series. (Section 507)

Holders will be entitled, however, at any time to bring a lawsuit for the payment of money due on their MXN notes on or after its due date. (Section 508)
Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.
Waiver of Default
The holders of not less than a majority in principal amount of the MXN notes of any series may waive a past default for all the MXN notes of that series. If this happens, the default will be treated as if it had been cured. No one can waive a payment default on any MXN note, however, without the approval of the particular holder of that MXN note. (Section 513)

Modification and Waiver
There are three types of changes we can make to the indenture and the outstanding MXN notes under the indenture.
Changes Requiring Each Holder’s Approval
The following changes cannot be made without the approval of each holder of an outstanding MXN note affected by the change:
•	a change in the stated maturity of any principal or interest payment on a MXN note;
•	a reduction in the principal amount, the interest rate or the redemption price for a MXN note;
•	a change in the obligation to pay additional interest;
•	a change in the currency of any payment on a MXN note other than as permitted by the MXN note;
•	a change in the place of any payment on a MXN note;
•	an impairment of the holder’s right to sue for payment of any amount due on its MXN note;
•	a reduction in the percentage in principal amount of the MXN notes of any series needed to change the indenture or the outstanding MXN notes of such series under the indenture; and
•	a reduction in the percentage in principal amount of the MXN notes of any series needed to waive our compliance with the indenture or to waive defaults. (Section 902)
Changes Not Requiring Approval
Some changes will not require the approval of holders of debt securities. These changes are limited to curing any ambiguity, defect or inconsistency, making changes to conform the provisions contained in the indentures to the description of debt securities contained in this prospectus or an applicable prospectus supplement and making changes that do not adversely affect the rights of holders of the debt securities in any material respect, such as adding covenants, additional events of default, collateral or successor trustees. (Section 901)
Changes Requiring Majority Approval
Any other change to the indenture or the MXN notes of any series will be required to be approved by the holders of a majority in principal amount of the MXN notes of the series affected by the change or waiver. The required approval must be given by written consent. (Section 902)
The same majority approval will be required for us to obtain a waiver of any of our covenants in the indenture. Our covenants include the promises we make about merging and creating liens on our interests, which we describe under “—Merger, Consolidation or Sale of Assets” and “—Covenants.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in a particular MXN note or the indenture, as it affects that MXN note, that we cannot change without the approval of the holder of that MXN note as described under in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver. (Section 1011)
Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the MXN notes or request a waiver.
Defeasance
We may, at our option, elect to terminate (1) all of our obligations with respect to the MXN notes of any series (“legal defeasance”), except for certain obligations, including those regarding any trust established for defeasance and obligations relating to the transfer and exchange of the MXN notes, the replacement of mutilated, destroyed, lost or stolen MXN notes and the maintenance of agencies with respect to the MXN notes (Sections 1201 and 1202) or (2) our obligations under the covenants in the indenture, so that any failure to comply with such obligations will not constitute an event of default (“covenant defeasance”) in respect of the MXN notes of that series (Sections 1201 and 1203). In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee Mexican pesos, government obligations of the Mexican government, Mexican governmental agency or Mexican central bank, or any combination thereof, in such amounts as will be sufficient to pay the principal, premium, if any, and interest (including additional interest) in respect of the outstanding MXN notes of the affected series on the maturity date, and comply with certain other conditions, including, without limitation, the delivery of opinions of counsel as to specified tax and other matters. (Sections 1201, 1204 and 1205)
If we elect either legal defeasance or covenant defeasance with respect to any MXN note of any series, we must so elect it with respect to all of the MXN notes of that series. (Section 1201)
Special Rules for Actions by Holders
When holders take any action under the indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, we will apply the following rules.
Only Outstanding MXN notes are Eligible for Action by Holders
Only holders of outstanding MXN notes will be eligible to vote or participate in any action by holders. In addition, we will count only outstanding MXN notes in determining whether the various percentage requirements for voting or taking action have been met. For these purposes, a MXN note will not be “outstanding” if it has been surrendered for cancellation or if we have deposited with the trustee in trust or the paying agent or set aside (if we act as our own paying agent) in trust for its holder, money for its payment or redemption. (Section 101)
Determining Record Dates for Action by Holders
We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the indenture. In some limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global MXN note may be set in accordance with procedures established by the depositary from time to time. (Section 104)
Transfer Agents
We may appoint one or more transfer agents, at whose designated offices any MXN notes in certificated form may be transferred or exchanged and also surrendered before payment is made at maturity. Initially, we have appointed the trustee, at its corporate trust office in New York City, as transfer agent. We may also choose to act as our own transfer agent. We must notify holders of changes in the transfer agent as described under “—Notices.” If we issue MXN notes in certificated form, holders of MXN notes in certificated form will be able to transfer their MXN notes, in whole or in part, by surrendering the MXN notes, with a duly completed form of transfer, for registration of transfer at the office of our transfer agent in New York City. We will not charge any fee for the registration or transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer. (Sections 304 and 1002)
Notices
As long as we issue MXN notes in global form, notices to be given to holders will be given to Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”), in accordance with their applicable policies as in effect from time to time. If we issue MXN notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. (Section 106)
Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder. (Section 106)
Governing Law
The indenture and the MXN notes will be governed by, and construed in accordance with, the laws of the State of New York, United States of America. (Section 113)

Submission to Jurisdiction
In connection with any legal action or proceeding arising out of or relating to the MXN notes or the indenture (subject to the exceptions described below), we have:
•	submitted to the jurisdiction of any U.S. federal or New York state court in the Borough of Manhattan, The City of New York, and any appellate court thereof;
•
agreed that all claims in respect of such legal action or proceeding may be heard and determined in such U.S. federal or New York state court and waived, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of our place of residence or domicile; and

•	appointed CT Corporation System, with an office at 28 Liberty Street, New York, New York 10005, United States of America, as process agent.
The process agent will receive, on our behalf, service of copies of the summons and complaint and any other process which may be served in any such legal action or proceeding brought in such New York state or U.S. federal court sitting in New York City. Service may be made by mailing or delivering a copy of such process to us at the address specified above for the process agent. (Section 115)
A final judgment in any of the above legal actions or proceedings will be conclusive and may be enforced in other jurisdictions, in each case, to the extent permitted under the applicable laws of such jurisdiction.
In addition to the foregoing, the holders may serve legal process in any other manner permitted by applicable law. The above provisions do not limit the right of any holder to bring any action or proceeding against us or our properties in other courts where jurisdiction is independently established. (Section 115)
To the extent that we have or hereafter may acquire or have attributed to us any sovereign or other immunity under any law, we have agreed to waive, to the fullest extent permitted by law, such immunity from jurisdiction or to service of process in respect of any legal suit, action or proceeding arising out of or relating to the indenture or the MXN notes. (Section 115)
Currency Indemnity
Our obligations under the MXN notes will be discharged only to the extent that the relevant holder is able to purchase Mexican pesos with any other currency paid to that holder in accordance with any judgment or order (the “judgment currency”). If the holder cannot purchase Mexican pesos in the amount originally to be paid, we have agreed to pay the difference. The holder, however, agrees that, if the amount of Mexican pesos purchased exceeds the amount originally to be paid to such holder, the holder will reimburse the excess to us. (Section 1010)
Our Relationship with the Trustee
Citibank, N.A. is initially serving as the trustee for the MXN notes. Citibank, N.A. or its affiliates may have other business relationships with us from time to time.

FORM OF MXN NOTES, CLEARING AND SETTLEMENT
Unless otherwise specified in the applicable prospectus supplement, the following information relates to the form, clearing and settlement of the MXN notes.
We will issue the MXN notes as one or more global securities registered in the name of a common depositary for Clearstream and Euroclear. Investors may hold book-entry interests in the global securities through organizations that participate, directly or indirectly, in Clearstream and/or Euroclear. Book-entry interests in the MXN notes and all transfers relating to the MXN notes will be reflected in the book-entry records of Clearstream and Euroclear.
Holders of MXN notes may own beneficial interests in the global security through the facilities of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), which is a participant in each of Clearstream and Euroclear. Indeval is a privately owned securities depositary that is authorized and acts as a clearinghouse, depositary and central custodian for securities in Mexico. As such, Indeval provides settlement and transfer services and is the registration agent for Mexican securities transactions, eliminating the need for physical transfer of securities. Holders who own beneficial interests in the MXN notes through Indeval may be required to certify as to their residency in accordance with the procedures of Indeval.
The distribution of the MXN notes will be carried out through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the MXN notes will take place through participants in Clearstream and Euroclear and will settle in same-day funds. Owners of book-entry interests in the MXN notes will receive payments relating to their MXN notes in Mexican pesos. Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.
The policies of Clearstream and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. We do not supervise these systems in any way.
Clearstream and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.
Except as provided below, owners of beneficial interest in the MXN notes will not be entitled to have the MXN notes registered in their names, will not receive or be entitled to receive physical delivery of the MXN notes in definitive form and will not be considered the owners or holders of the MXN notes under the indenture governing the MXN notes, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a MXN notes must rely on the procedures of the Clearstream and Euroclear and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, in order to exercise any rights of a holder of MXN notes.
This description of the clearing systems reflects our understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.
Clearstream and Euroclear
Clearstream has advised that: it is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier); it holds securities for its customers and facilitates the clearance and settlement of securities transactions among them, and does so through electronic book-entry transfers between the accounts of its customers, thereby eliminating the need for physical movement of certificates; it provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities; it interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships; its customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries; its U.S. customers are limited to securities brokers and dealers and banks; and indirect access to the Clearstream system is also available to others that clear through Clearstream customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.
Euroclear has advised that: it is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique); it holds securities for its participants and facilitates the clearance and settlement of securities transactions among them; it does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates; it provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management; it interfaces with the domestic markets of several countries; its customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries; indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers; and all securities in Euroclear are held on a fungible basis, which means that specific certificates are not matched to specific securities clearance accounts.
Clearance and Settlement Procedures
We understand that investors that hold their MXN notes through Clearstream or Euroclear accounts will follow the settlement procedures that are applicable to securities in registered form. MXN notes will be credited to the securities custody accounts of Clearstream and Euroclear participants on the business day following the settlement date for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.
We understand that secondary market trading between Clearstream and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream and Euroclear. Secondary market trading will be settled using procedures applicable to securities in registered form.
You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the MXN notes through Clearstream and Euroclear on business days. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States or Mexico.
In addition, because of time zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States or Mexico. U.S. and Mexican investors who wish to transfer their interests in the MXN notes, or to make or receive a payment or delivery of the MXN notes on a particular day may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.
Clearstream or Euroclear will credit payments to the cash accounts of participants in Clearstream or Euroclear in accordance with the relevant systemic rules and procedures, to the extent received by its depositary.
Clearstream or Euroclear, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream or Euroclear participant only in accordance with its relevant rules and procedures.
Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the MXN notes among participants of Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.
Same-Day Settlement and Payment
The underwriters will settle the MXN notes in immediately available funds. We will make all payments of principal and interest on the MXN notes in immediately available funds. Secondary market trading between participants in Clearstream and Euroclear will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to securities in immediately available funds. See “—Clearstream and Euroclear.”

Certificated MXN Notes
We will issue MXN notes to holders in certificated registered form only if:
•	Clearstream or Euroclear is no longer willing or able to discharge its responsibilities properly, and neither the trustee nor we have appointed a qualified successor within 90 days; or
•	we, at our option, notify the trustee that we elect to cause the issuance of certificated MXN notes; or
•	certain other events provided in the indenture occur, including the occurrence and continuance of an event of default with respect to the MXN notes.
If any of these three events occurs, the trustee will reissue the MXN notes in fully certificated registered form and will recognize the registered holders of the certificated MXN notes as holders under the indenture.
In the event that we issue certificated securities under the limited circumstances described above, then holders of certificated securities may transfer their MXN notes in whole or in part upon the surrender of the certificate to be transferred, together with a completed and executed assignment form endorsed on the definitive MXN note, at the offices of the transfer agent in New York City. Copies of this assignment form may be obtained at the offices of the transfer agent in New York City. Each time that we transfer or exchange a new MXN note in certificated form for another MXN note in certificated form, and after the transfer agent receives a completed assignment form, we will make available for delivery the new definitive MXN note at the offices of the transfer agent in New York City. Alternatively, at the option of the person requesting the transfer or exchange, we will mail, at that person’s risk, the new definitive MXN note to the address of that person that is specified in the assignment form. In addition, if we issue MXN notes in certificated form, then we will make payments of principal of, interest on, and any other amounts payable under, the MXN notes to holders in whose names the MXN notes in certificated form are registered at the close of business on the record date for these payments. If the MXN notes are issued in certificated form, we will make payments of principal and any redemption payments against the surrender of these certificated MXN notes at the offices of the paying agent in London.
Unless and until we issue the MXN notes in fully-certificated, registered form,
•	holders will not be entitled to receive a certificate representing our interest in the MXN notes;
•	all references in this prospectus or any prospectus supplement to actions by holders will refer to actions taken by a depositary upon instructions from their direct participants; and
•
all references in this prospectus or in any prospectus supplement to payments and notices to holders will refer to payments and notices to the depositary as the registered holder of the MXN notes, for distribution in accordance with its policies and procedures.

TAXATION
The following summary of certain Mexican federal and U.S. federal income tax considerations contains a description of the principal Mexican federal and U.S. federal income tax consequences of the purchase, ownership and disposition of the MXN notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the MXN notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico, or U.S. federal taxes other than income taxes.
This summary is based on the tax laws of Mexico and the United States as in effect on the date of this prospectus (including the tax treaty described below), as well as on rules and regulations of Mexico and regulations, rulings and decisions of the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.
Prospective purchasers of MXN notes should consult their own tax advisors as to the Mexican, United States or other tax consequences of the purchase, ownership and disposition of the MXN notes, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.
Mexican Tax Considerations
The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect, of the purchase, ownership and disposition of the MXN notes by a holder that is not a resident of Mexico and that will not hold MXN notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “foreign holder”).
For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it has established its principal place of business management or its effective seat of business management in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.
U.S./Mexico and Other Tax Treaties
The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation (collectively, with subsequent Protocols thereto, referred to as the “tax treaty”). Provisions of the tax treaty that may affect the taxation of certain United States holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payments of interest on the MXN notes may be subject. Prospective purchasers of MXN notes should consult their own tax advisors as to the tax consequences, if any, of such treaties.
Payments of Interest, Principal and Premium in Respect of MXN Notes
Under the Mexican Income Tax Law, payments of interest we make in respect of the MXN notes (including payments of principal in excess of the issue price of such MXN notes, which, under Mexican law, are deemed to be interest) to a foreign holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the MXN notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect, (2) the CNBV has been notified of the issuance of the MXN notes pursuant to the Mexican Income Tax Law and Article 7 of the Mexican Securities Market Law (Ley del Mercado de Valores) and its regulations, and (3) the information requirements specified in the general rules of the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) are satisfied. In case such requirements are not met, the applicable withholding tax rate will be 10%. We believe that because the conditions described in (1) through (3) above will be satisfied, the applicable withholding tax rate will be 4.9%.
A higher income tax withholding rate will be applicable when a party related to us, jointly or individually, directly or indirectly, is the effective beneficiary of more than 5% of the aggregate amount of payments treated as interest on the MXN notes, as set forth in the Mexican Income Tax Law.

Payments of interest we make with respect to the MXN notes to a non-Mexican pension or retirement fund will be generally exempt from Mexican withholding taxes; provided that (1) the fund is the effective beneficiary of such interest income, (2) the fund is duly established pursuant to the laws of its country of origin and (3) the relevant interest income is exempt from taxation in such country.
We have agreed, subject to specified exceptions and limitations, to pay additional interest to the holders of MXN notes in respect of the Mexican withholding taxes mentioned above. If we pay additional interest in respect of such Mexican withholding taxes, any refunds of such additional interest will be for our account. See “Description of MXN Notes —Payment of Additional Interest.”
Holders or beneficial owners of MXN notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional interest may be limited as set forth under “Description of MXN Notes —Payment of Additional Interest.”
Under the Mexican Income Tax Law, payments of principal we make to a foreign holder of MXN notes will not be subject to any Mexican withholding or similar taxes.
Taxation of Disposition of MXN Notes
The application of Mexican tax law provisions to capital gains realized on the disposition of MXN notes by foreign holders is unclear. We expect that no Mexican tax will be imposed on transfers of MXN notes between foreign holders effected outside of Mexico.
Other Mexican Taxes
A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of MXN notes. There are no Mexican stamp, issue, registration or similar taxes payable by a foreign holder with respect to MXN notes.
U.S. Federal Income Tax Considerations
The following is a summary of the principal U.S. federal income tax considerations that may be relevant to a beneficial owner of MXN notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the MXN notes (a “U.S. holder”) and certain U.S. federal income tax considerations that may be relevant to a beneficial owner of MXN notes (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder (a “non-U.S. holder”). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to invest in MXN notes.
This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. In addition, except where noted, this summary deals only with investors that are U.S. holders who acquire the MXN notes in the United States as part of the initial offering of the MXN notes of that series at the issue price for that series, who will own the MXN notes as capital assets, and whose functional currency is the U.S. dollar. It does not address U.S. federal income tax considerations applicable to investors who may be subject to special tax rules, such as banks, financial institutions, regulated investment companies, partnerships (or entities treated as a partnership for U.S. federal income tax purposes) or partners therein, tax-exempt entities, regulated investment companies, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, U.S. expatriates, nonresident alien individuals present in the United States for more than 182 days in a taxable year, dealers in securities or currencies, certain short-term holders of MXN notes, or persons that hedge their exposure in the MXN notes or will hold MXN notes as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction. U.S. holders should be aware that the U.S. federal income tax consequences of holding the MXN notes may be materially different for investors described in the prior sentence. This summary does not address consequences arising under state, local or foreign tax laws, the alternative minimum tax, the Medicare tax on net investment income or under special timing rules prescribed under section 451(b) of the

Code. Investors should consult their own tax advisors in determining the tax consequences of holding MXN notes under such tax laws, as well as the applicable to their particular situation of the U.S. federal income tax considerations discussed below. This discussion also does not address all of the tax considerations that may be relevant to particular issuances of MXN notes, such as MXN notes offered at a price less or more than their stated principal amount. For information regarding any such special tax considerations relevant to particular issuances, you should read the applicable prospectus supplement.
Payments of Interest and Additional Interest
Payments of the gross amount of interest and additional interest (as defined in “Description of MXN Notes — Payment of Additional Interest”) with respect to a MXN note, i.e., including amounts withheld in respect of Mexican withholding taxes, will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. holder’s regular method of tax accounting. Thus, cash method U.S. holders will report interest on the MXN note when it is received or unconditionally made available for receipt, and accrual method U.S. holders will report stated interest as it accrues.
The amount of interest income realized by a cash method U.S. holder will be the U.S. dollar value of the Mexican peso payment based on the exchange rate in effect on the date of receipt, regardless of whether the payment in fact is converted into U.S. dollars. A cash method U.S. holder will not recognize foreign currency gain or loss with respect to the receipt of such payment, but may have foreign currency gain or loss attributable to the actual disposition of the Mexican pesos so received. An accrual method U.S. holder will accrue interest income on a MXN note in Mexican pesos and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the U.S. holder’s taxable year), or, at the accrual method U.S. holder’s election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A U.S. holder that makes such an election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the U.S. Internal Revenue Service (the “IRS”). An accrual method U.S. holder will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a MXN note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, and will not be treated as an adjustment to interest income received on a MXN note. Foreign currency gain or loss recognized by a U.S. holder generally will be U.S.-source gain or loss.
Subject to generally applicable limitations and conditions, the Mexican withholding tax that is imposed on interest may be eligible for credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and properly elects, the benefits of the tax treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on interest generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on interest is uncertain and we have not determined whether these requirements have been met. If the Mexican tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Interest and additional amounts will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.
The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Sale or Other Taxable Disposition of MXN Notes
A U.S. holder generally will recognize gain or loss on the sale or other taxable disposition of the MXN notes in an amount equal to the difference between (i) the amount realized on such sale or other taxable disposition (other than amounts attributable to accrued but unpaid interest, including any additional interest thereon, which will be taxable as ordinary income to the extent not previously included in income) and (ii) the U.S. holder’s adjusted tax basis in the MXN notes.
A U.S. holder’s amount realized generally will be the U.S. dollar value of any Mexican pesos received, calculated at the exchange rate in effect on the date the MXN notes are sold or otherwise disposed of, and its adjusted tax basis in a MXN note will be the U.S. dollar value of the purchase price for that MXN note on the date of purchase. If the MXN notes of a series are traded on an established securities market, however, a cash method U.S. holder (and, if it so elects, an accrual method U.S. holder) will determine its adjusted basis in, or amount realized on, a MXN note of that series by translating the amount paid or received at the spot rate of exchange on the settlement date of the purchase or disposition of the MXN note, respectively. The election available to accrual method U.S. holders in respect of the purchase and disposition of MXN notes traded on an established securities market must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.
Except as described below with respect to foreign currency gain or loss, gain or loss realized by a U.S. holder on the sale or other taxable disposition of the MXN notes generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the MXN notes have been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.
Gain or loss realized by a U.S. holder on the sale or other taxable disposition of a MXN note generally will be treated as foreign currency gain or loss with respect to the principal amount of such MXN note, which will be taxable as ordinary income or loss, to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such MXN note. The foreign currency gain or loss will not be treated as an adjustment to interest income received on the MXN note. In addition, upon the sale or other taxable disposition of a MXN note, an accrual method U.S. holder may realize foreign currency gain or loss attributable to amounts received in respect of accrued and unpaid interest. The amount of foreign currency gain or loss realized with respect to principal and accrued interest will, however, be limited to the amount of overall gain or loss realized on the sale or other taxable disposition of the MXN note.
A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the MXN notes against such U.S. holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. holder that is eligible for, and properly elects to claim, the benefits of the tax treaty, or (ii) a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the MXN notes generally will be U.S. source gain or loss. for U.S. foreign tax credit purposes (except to the extent that the U.S. holder establishes the right to treat any gain as foreign source income under the tax treaty). Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder who is not able to treat any gain (upon which the tax is imposed) as foreign source income under the tax treaty may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax or is not claimed as a credit by the U.S. holder pursuant to the tax treaty, the tax would reduce the amount realized on the sale or other disposition of the MXN notes even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the MXN notes and any Mexican tax imposed on such sale or disposition.

Further Issues
We may, without the consent of holders, issue additional MXN notes with identical terms and conditions identical to those of the previously issued MXN notes of a series (except for issue date, issue price and the date from which interest will accrue and, if applicable, first be paid). These additional MXN notes, even if they are treated for non-tax purposes as part of the same series as the original MXN notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional MXN notes may be considered to have been issued with “original issue discount” (“OID”) even though the original MXN notes had no OID, or the additional MXN notes may have a greater amount of OID than the original MXN notes. These differences may affect the market value of the original MXN notes if the additional MXN notes are not otherwise distinguishable from the original MXN notes.
Reportable Transactions
A U.S. holder that participates in a “reportable transaction” will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. holder may be required to treat a foreign currency exchange loss from the MXN notes as a reportable transaction if the loss exceeds $50,000 in a single taxable year if the U.S. holder is an individual or trust, or higher amounts for other U.S. holders. In the event the acquisition, ownership or disposition of the MXN notes constitutes participation in a “reportable transaction” for purposes of these rules, a U.S. holder will be required to disclose its investment by filing Form 8886 with the IRS. Prospective purchasers should consult their tax advisors regarding the application of these rules to the acquisition, ownership or disposition of MXN notes.
Specified foreign financial assets
Individual U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include MXN notes issued in certificated form) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective purchasers should consult their own tax advisors concerning the application of these rules to their investment in the MXN notes, including the application of the rules to their particular circumstances.
Non-U.S. Holders
A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on interest received on the MXN notes or on gain realized on the sale or other taxable disposition of MXN notes.
Information Reporting and Backup Withholding
Payments on the MXN notes, and proceeds of the sale or other disposition of the MXN notes, that are paid within the United States or through certain U.S.-related financial intermediaries to a U.S. holder generally are subject to information reporting and backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient and demonstrates this fact when so required or (ii) in the case of backup withholding, the U.S. holder provides an accurate taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Although a holder who is not a “United States person” (as defined in the Code) is generally exempt from information reporting and backup withholding, such an investor may, in certain circumstances, be required to comply with certification procedures to prove entitlement to this exemption.

SELLING HOLDERS
América Móvil may file a supplement to this prospectus with the SEC to register securities for sale by any selling holder to be identified in such prospectus supplement. América Móvil may register the sale of these securities to permit the selling holder to resell some, all or none of such securities if and when they deem appropriate, in one or more offerings. Selling holders may be affiliates of América Móvil.
Unless otherwise set forth in the applicable prospectus supplement, América Móvil will not receive any proceeds from the sale of securities by the selling holders, and the selling holders will pay all of the expenses in connection with the registration and the sale of their securities, including selling commissions and fees and expenses of counsel and other advisors to the selling holder.
Information concerning the selling holders may change from time to time, and any changed information will be set forth if and when required in the applicable prospectus supplement. To the extent that this prospectus is used by any selling holder to sell any securities, information with respect to the selling holder and the plan of distribution will be contained in the prospectus supplement for such sale, in a post-effective amendment or in filings we make with the SEC under the Exchange Act.
América Móvil cannot provide an estimate as to the number of securities that will be held by any selling holder upon consummation of any offering or offerings covered by this prospectus. América Móvil will provide to the selling holder copies of this prospectus and any applicable prospectus supplement and will take certain other actions as are required to permit unrestricted sales of the securities by such selling holder.

PLAN OF DISTRIBUTION
At the time of offering any MXN notes, we will supplement the following summary of the plan of distribution with a description of the offering, including the particular terms and conditions thereof, set forth in a prospectus supplement relating to those MXN notes.
We and any selling holders named in a prospectus supplement may sell the MXN notes offered by this prospectus from time to time in one or more transactions, including without limitation:
•	to or through underwriters or dealers;
•	directly by us, or a selling holder, as applicable, to one or more purchasers (including our affiliates);
•	through agents;
•	through broker-dealers (acting as agent or principal);
•	through any combination of any such methods of sale; or
•	through any other method described in a prospectus supplement.
We may also concurrently offer and sell MXN notes in Mexico through Mexican underwriters, dealers, agents, broker dealers, or through any combination of such methods of sale or through any other method described in this prospectus supplement.
The distribution of securities may be effected, from time to time, in one or more transactions, including:
•	block transactions (which may involve crosses) and transactions on any organized market where the MXN notes may be traded;
•	purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to a prospectus supplement;
•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;
•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise; and
•	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.
Each prospectus supplement with respect to a series of MXN notes will set forth the terms of the offering of those MXN notes, including the name or names of any selling holders, underwriters or agents, the price of such MXN notes (which may be at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices), and the net proceeds to us from such sale, any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation (which may be in the form of discounts, concessions or commissions to be received from us, or the selling holders, as applicable, or from the purchasers of the MXN notes), any discount or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such MXN notes may be listed.
Some or all of the MXN notes that we offer though this prospectus may be new issues of MXN notes with no established trading market. Any underwriters to whom we sell our MXN notes for public offering and sale may make a market in those MXN notes, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, the MXN notes that we offer.
Agents may, from time to time, solicit offers to purchase the MXN notes. If required, we will name in the applicable prospectus supplement, document incorporated by reference or in a free writing prospectus we file with the SEC, as applicable, any agent involved in the offer or sale of the MXN notes and set forth any compensation payable to the agent. Any agent selling the MXN Notes covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the MXN Notes.
If underwriters are used in the sale, the MXN notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. We may offer the MXN notes to the public either through underwriting syndicates of investment banking firms represented by managing underwriters, or directly through one or more such investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the MXN notes will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the MXN notes offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
We and any selling holder may sell MXN notes either directly to one or more purchasers, or through agents designated by us or such selling holder from time to time. Any agent involved in the offer or sale of the MXN notes will be identified, and any commissions payable by us to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.
In connection with the distribution of the MXN notes offered under this prospectus, we, any selling holder, the underwriters or other agents may engage in derivative transactions involving the MXN notes, including short sales, swaps, forward sales and other hedging transactions with us or third parties. The underwriters or agents may acquire a long or short position in the MXN notes, hold or resell MXN notes acquired and purchase or sell options or futures on the MXN notes and other derivative instruments with returns linked to or related to changes in the price of the MXN notes. In order to facilitate these transactions, we or any selling holder may enter into securities lending or repurchase agreements with the underwriters or agents. The underwriters or agents may effect the derivative transactions through sales of the MXN notes to the public, including short sales, or by lending the MXN notes to facilitate short sale transactions by others. The underwriters or agents also may use the MXN notes purchased or borrowed from us or others (or, in the case of derivatives, MXN notes received from us in settlement of those derivatives) to settle directly or indirectly sales of the MXN notes or close out any related open borrowings of the MXN notes.
We, or a selling holder, may directly solicit offers to purchase the MXN notes and may make sales of, or may lend, MXN notes directly to investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale or loan of the MXN Notes. To the extent required, the prospectus supplement, document incorporated by reference or free writing prospectus we file with the SEC, as applicable, will describe the terms of any such sales or loans, including the terms of any bidding or auction process, if used.
If indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the MXN notes from us at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Institutions with which such contracts may be made include commercial and saving banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all such cases we must approve such institutions. Such contracts will be subject only to those conditions set forth in such prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of those contracts.
Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.
Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. If any such activities will occur, they will be described in the applicable prospectus supplement.
Agents and underwriters may engage in transactions with us or perform services for us in the ordinary course of business.
Market-Making Resales by América Móvil and its Affiliates
This prospectus may be used by designated selling holders (the “Market-Makers”) in connection with offers and sales of MXN notes in market-making transactions. A Market-Maker may engage in market-making transactions only in those jurisdictions in which it has all necessary governmental and regulatory authorizations for such activity. In a market-making transaction, a Market-Maker may resell a MXN note it acquires from other holders, after the original offering and sale of the MXN note. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, a Market-Maker may act as principal or agent, including as agent for the counterparty in a transaction in which the Market-Maker acts as principal, or as agent for both counterparties in a transaction in which the Market-Maker does not act as principal. The Market-Maker may receive compensation in the form of discounts or commissions, including from both counterparties in some cases. Market-Makers may include América Móvil or certain of its affiliates which may act as Market-Makers in those jurisdictions in which they have all necessary governmental and regulatory authorizations for such activity.
The MXN notes to be sold in market-making transactions include MXN notes to be issued after the date of this prospectus, as well as MXN notes previously issued.
América Móvil does not expect to receive any proceeds from market-making transactions, except to the extent América Móvil is entitled to the proceeds of sales of MXN notes made by it in such transactions. América Móvil does not expect that the Market-Makers will pay any proceeds from their market-making resales to it.
Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

EXPERTS
The consolidated financial statements of América Móvil, S.A.B. de C.V. and its subsidiaries appearing in its annual report on Form 20-F for the year ended December 31, 2024, and the effectiveness of América Móvil, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2024, have been audited by Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

VALIDITY OF MXN NOTES
Unless otherwise specified in the applicable prospectus supplement, Cleary Gottlieb Steen & Hamilton LLP will provide an opinion regarding the validity of the MXN notes under New York law, and Bufete Robles Miaja, S.C. will provide an opinion regarding the authorization of the MXN notes under Mexican law.
Mr. Rafael Robles Miaja, our Corporate Pro-Secretary, is a partner at the firm Bufete Robles Miaja, S.C.

ENFORCEABILITY OF CIVIL LIABILITIES
América Móvil is a corporation organized under the laws of Mexico, with its principal places of business (domicilio social) in Mexico City. In addition, most of our directors, officers and controlling persons, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of Bufete Robles Miaja, S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement, including exhibits, which we have filed with the SEC on Form F-3 under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov and at our website at www.americamovil.com. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, even if it might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede earlier information filed with the SEC or included in this prospectus or a prospectus supplement. We incorporate by reference the following documents:
•	our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 14, 2025 (SEC File No. 001-16269);
•	our report on Form 6-K filed with the SEC on May 29, 2025 (SEC File No. 001-16269);
•	any future annual reports on Form 20-F filed with the SEC under the Exchange Act after the date of this prospectus and prior to the termination of the offering of MXN notes; and
•
any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus and prior to the termination of the offering of MXN notes offered by this prospectus that are identified in such reports as being incorporated by reference in our Registration Statement on Form F-3.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing or telephoning us at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Alcaldía Miguel Hidalgo, 11529, Mexico City, Mexico, Attention: Investor Relations, telephone (5255) 2581-4449.